ZEN GRAPHENE SOLUTIONS LTD.

ANNOUNCES NON-BROKERED PRIVATE
PLACEMENT OF UNITS

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE,
PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY,
IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

March 25, 2021

Guelph, ON

ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV: ZEN) announces an offering (the "Offering") of units (the "Units") of the Company on a non-brokered private placement basis, for gross proceeds of up to $2,000,000, at a price of $2.50 per Unit. The Offering is subject to TSX Venture Exchange (the "Exchange") approval.

Each Unit will be comprised of one Common Share of the Company and one-half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder to acquire one Common Share at a price of $3.00 for a period of 24 months from the date of issuance. All Warrants issued in connection with the Offering will be subject to an acceleration clause. If the Company's share price trades on the Exchange at or above $4.00 per share for a period of ten (10) consecutive trading days during the exercise period, the Company may accelerate the expiry date of the Warrants to such date that is 30 calendar days from the date on which a written notice is given by the Company to the Warrant holders.

The proceeds of the Offering will be used for capital expenditures in the scale up of the production of ZEN's biocidal coating material, operating expenses at both Guelph locations, capital expenditures at the York Rd, Guelph manufacturing facility, graphene research and for general working capital. All securities issued to purchasers under the Offering will be subject to a four-month hold period from the closing date of the Offering, pursuant to applicable securities legislation and policies of the Exchange. Finders' fees may be paid, as permitted by Exchange policies and applicable securities law.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

If you have any questions, please feel free to contact us at 1-844-730-9822, or email us at info@zengraphene.com

About ZEN Graphene Solutions Ltd.

ZEN is an emerging graphene technology solutions company with a focus on the development of graphene-based nanomaterial products and applications. The unique Albany Graphite Project provides the company with a competitive advantage in the potential graphene market as independent labs in Japan, UK, Israel, USA and Canada have independently demonstrated that ZEN's Albany Graphite/Naturally PureTM is an ideal precursor material which easily converts (exfoliates) to graphene, using a variety of mechanical, chemical and electrochemical methods.

For further information:

Greg Fenton, Chief Executive Officer

Tel: +1 (437) 220-8140

Email: gfenton@zengraphene.com

To find out more on ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward Looking Statements

This news release contains forward-looking statements. More particularly, this news release contains statements concerning the acceptance of the Offering by the TSX Venture Exchange, and completion of the Offering. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward- looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.